UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Inotiv, Inc.

 (Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

45783Q100

(CUSIP Number)

Jermyn Street Associates LLC
660 Madison Avenue, 15th Floor
New York, New York 10065
(212) 813-9203
with copies to:
John Papachristos
Donna M. Bryan
Cahill Gordon & Reindel LLP
32 Old Slip
New York, New York 10005
(212) 701-3691

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45783Q100

1	NAMES OF REPORTING PERSONS
Jermyn Street Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,260,024 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,260,024 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,260,024 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 45783Q100

1	NAMES OF REPORTING PERSONS
Andrew H. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,260,024 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,260,024 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,260,024 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on July 5, 2022 and as further amended by Amendment No. 2 to the Schedule 13D filed on October 6, 2022 (together, the “Schedule 13D”) jointly by Jermyn Street Associates LLC, a Nevada limited liability company (“JSA”) and Andrew Baker, a citizen of the United Kingdom and the sole Manager of JSA. Terms used but not defined herein have the meaning given in the Schedule 13D.

Item 5	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b):
All percentages set forth in this Statement are based on an aggregate of 25,790,680 Shares outstanding, which is the number of Shares outstanding as of January 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 7, 2024.

As of the date of this filing, JSA is the beneficial owner of 1,260,024 Shares owned directly by JSA, representing approximately 4.89% of the outstanding Shares.

As of the date of this filing, Mr. Baker is the direct owner of 0 Shares and the beneficial owner of 1,257,162 Shares representing approximately 4.87% of the outstanding Shares, which Shares are owned directly by JSA. Mr. Baker is the sole Manager of JSA and, as such, has the sole power to vote, direct the vote, dispose of or direct the disposition of the Shares directly owned by JSA. Accordingly, Mr. Baker may be deemed to beneficially own the Shares that are directly owned by JSA. Mr. Baker expressly disclaims beneficial ownership of the Shares owned by JSA for all other purposes.

JSA is a party to that certain Shareholders Agreement, dated as of November 5, 2021 (the “Shareholders Agreement”), among the Issuer and certain stockholders of Envigo. The Shareholders Agreement requires, among other things, that the shareholders party thereto vote their Shares for directors that are designated in accordance with the provisions of the Shareholders Agreement. By virtue of the Shareholders Agreement and the obligations and rights thereunder, JSA and the other shareholders party to the Shareholders Agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Act, and JSA may be deemed to beneficially own Shares beneficially owned by such other shareholders. This filing shall not be deemed an admission that JSA and any of such other shareholders constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares owned by the other shareholders party to the Shareholders Agreement that the Reporting Persons may be deemed to beneficially own solely by reason of the Shareholders Agreement. Shares owned by other shareholders party to the Shareholders Agreement are not included in this Statement.

(c)          In December, 2023, JSA sold an aggregate of 78,000 Shares and on or about April 1, 2024, JSA distributed an aggregate of 36,477 Shares to certain of its members for no consideration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

JERMYN STREET ASSOCIATES LLC	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory

ANDREW BAKER	/s/ Andrew Baker
	Name:	Andrew Baker
	Title:	Authorized Signatory